Exhibit 99.334

NexTech CEO Evan Gappelberg is Presenting at Proactive
Investors

Livestream on July 20th, 2021

VANCOUVER, B.C., Canada – July 20th, 2021 – Nextech AR Solutions Corp. (“Nextech’’ or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a diversified leading provider of Augmented Reality (“AR”) solutions and services, is pleased to announce that Evan Gappelberg CEO-Founder of Nextech AR and Paul Duffy President and Chairman of the Board will present and have a live Q&A with investors.

You are invited:

When: Jul 20, 2021 11:30 AM Eastern Time (US and Canada)

Topic: Join Proactive’s Steve Darling as he talks with Nextech AR’s Evan Gappleberg and Paul Duffy about it’s Threedy.ai acquisition and what it means for the company in 2021-2022.

Please click the link below to join the webinar:

https://zoom.us/j/94099243779?pwd=OHJDYkNvT2JaaUJwUUdpOGJMdFV6QT09

Passcode: 639712

Or Telephone - Dial (for higher quality, dial a number based on your current location):

Location	Phone #
New York	+1-646-876-9923
California	+1-669-900-6833/ +1-408-638-0968
Washington	+1-253-215-8782
Maryland	+1-301-715-8592
Chicago	+1-312-626-6799
Texas	+1-346-248-7799/ +1-940-992-43779

Webinar ID: 940 9924 3779

International numbers available: https://zoom.us/u/abSz4tVT1w

For further information, please contact:

Evan Gappelberg, CEO

investor.relations@Nextechar.com

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are currently derived from three e-Commerce platforms:  vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”).  VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be,” “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.